[Brookfield Properties Corporation Letterhead]

June 9, 2010

By Hand & Via Edgar

Cicely LaMothe
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brookfield Properties Corporation (the “Company”)
Form 40-F for the year ended December 31, 2009
File No. 001-14916

Dear Ms. LaMothe:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”) dated April 22, 2010, relating to the above-captioned filing, we hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BROOKFIELD PROPERTIES CORPORATION

By:	/s/ Michelle Campbell
Name: Michelle Campbell
Title:   Vice President Compliance,
 Assistant General Counsel